

Mail Stop 3030

September 23, 2016

<u>Via E-mail</u>
Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110

      **Re:    Plug Power Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2015**
              **Filed March 15, 2016**
              **File No. 1-34392**

Dear Mr. Middleton:

We have reviewed your August 16, 2016 response to our comment letter and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our August 2, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2. Summary of Significant Account Policies

Revenue Recognition, page F-10

1.      We note from your response to comment 1 that none of the PPAs you entered into through December 31, 2015 were associated with capital leases.  We also note that during the second quarter of 2016, you began to finance your PPAs using a different structure and that the leasebacks associated with those financings are classified as capital leases.  Please specifically tell us how you evaluated each of the criteria in ASC 840-10-25-1 for the leases related to the PPAs before December 31, 2015 as well as the leases related to the PPAs under the new structure in 2016 in determining the lease classifications.

You may contact Gary Newberry at (202) 551-3761 or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions.  You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery